U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Corey, H. Allen
          633 Chestnut Street
          Chattanooga, TN  37450-1800

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties, Inc. Income Fund VI

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          July 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Secretary and Director.

                                     TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
07-09-97    P     38.00       A      $291.73   2,899.00     I           *
07-11-97    P    100.00       A      $290.15   2,999.00     I           *
07-11-97    P     30.00       A      $291.73   3,029.00     I           *
07-17-97    P      6.00       A      $291.73   3,035.00     I           *
07-22-97    P     15.00       A      $293.47   3,050.00     I           *
07-22-97    P     20.00       A      $290.15   3,070.00     I           *
07-22-97    P     78.00       A      $291.73   3,148.00     I           *
07-25-97    P     20.00       A      $290.15   3,168.00     I           *



* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Secretary and Director.




Date:  August 2, 1997                     /s/ H. Allen Corey
                                          --------------------------------------
                                          H. Allen Corey, Secretary and Director
                                          of Southwest Royalties, Inc. the
                                          Managing General Partner